UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PANTERA PETROLEUM INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

69866L 101
(CUSIP Number)

copy to: Virgil Hlus Clark Wilson LLP Barristers & Solicitors Patent & Trade-Mark Agents 800 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700 Fax: 604.687.6314
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	69866L 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chris Metcalf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
American
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,000,000
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
3,000,000
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 43.04% based on 6,970,909 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of Pantera Petroleum Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 3316 West 1st Avenue, Vancouver, British Columbia, Canada V6R 1G4.

Item 2. Identity and Background

(a)	Name: Chris Metcalf.
(b)	Residence or business address: 190 Columbia Heights, #2, Brooklyn, New York 11201.
(c)	During the last five years, Mr. Metcalf has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(d)

During the last five years, Mr. Metcalf was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Metcalf is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

Chris Metcalf acquired 3,000,000 shares of common stock as of September 12, 2007 for the total purchase price of US$300,000, which was paid in cash. The transaction was effected pursuant to an agreement for the purchase of common stock dated September 12, 2007 between Chris Metcalf and Celine Totman.

Item 4. Purpose of Transaction

Mr. Metcalf acquired the 3,000,000 shares of common stock of the Issuer for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.

Mr. Metcalf does not presently have any plan or proposal which relate to or would result in the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer’s or its subsidiaries’ assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; any changes to the Issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by Mr. Metcalf is 3,000,000 shares, or 43.04% of the Issuer, based on 6,970,909 shares of common stock outstanding.

Mr. Metcalf has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 3,000,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, Mr. Metcalf has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Mr. Metcalf, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,000,000 shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

1.            Agreement for the Purchase of Common Stock between Chris Metcalf and Celine Totman dated September 12, 2007 (incorporated by reference from our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2007)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2007	/s/ Chris Metcalf Signature
Chris Metcalf

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CW1429825.1